Exhibit (a)(1)(B)

E-MAIL TO ALL ELIGIBLE EMPLOYEES HOLDING ELIGIBLE OPTIONS

April 24, 2009

I am pleased to announce that Isilon’s stockholders have approved the voluntary one-time stock option exchange program discussed in Sujal’s e-mail dated March 13, 2009. The exchange program allows eligible employees who received certain stock option grants (as discussed in the attached documents) the opportunity to exchange those options for new stock options at a price which is equal to the fair market value at the close of trading on the date the new options are granted, which is expected to be Friday, May 22, 2009.

The specific details of the exchange program are included in the documents found on the offer website at https://isilon.equitybenefits.com. Please review these materials carefully so you can make an informed decision on whether or not to participate in the exchange program.

If you want to participate in the exchange program, you must access the offer website at https://isilon.equitybenefits.com and follow the instructions on the website. You will receive your user name and password login information in a separate e-mail. The offer to exchange your eligible options will expire at 5:00 p.m., Pacific Time, on May 22, 2009, unless it is extended.

This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please contact equitybenefits@isilon.com with any questions.

Gwen Weld
Vice President of Human Resources and Organizational Development